# AIME CAPITAL MARKETS LLC

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 08/25/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AIME Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 Northern Blvd, Ste 28
(No. and Street)

| Great Neck | New York | 11021 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Doreen Vega | 212-751-4422 | dvega@dfppartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TAAD LLP
(Name – if individual, state last, first, and middle name)

| 20955 Pathfinder Road, Suite 370 | Diamond Bar | CA | 91765 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 06/27/2013 | 5854 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Doreen Vega _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AIME Capital Markets LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title: _____
FINOP

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# AIME Capital Markets LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of AIME Capital Markets LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of AIME Capital Markets LLC as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AIME Capital Markets LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of AIME Capital Markets LLC's management. Our responsibility is to express an opinion on AIME Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AIME Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Taad LLP

We have served as AIME Capital Markets LLC auditor since 2023.

Diamond Bar, CA

February 27, 2024



TAAD

A PCAOB Registered Firm

# AIME Capital Markets LLC

Statement of Financial Condition
December 31, 2023

| | | |
|---|---|---:|
| **Assets:** | | |
| Cash | $ | 149,636 |
| Prepaid expenses | | 2,398 |
| ROU Asset | | 19,268 |
| **Total Assets** | | 171,302 |
| | | |
| **Liabilities and Member Equity:** | | |
| Accounts payable | | 11,850 |
| Lease Liability | | 19,268 |
| **Total Liabilities** | | 31,118 |
| **Member Equity** | | 140,184 |
| **Total Liabilities and Member Equity** | $ | 171,302 |

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

# AIME Capital Markets LLC

Notes to Financial Condition
For the period from August 25, 2023 (commencement of operations) through
December 31, 2023

---

1. **Business and Organization**

   AIME Capital Markets, LLC (the "Company"), is a Delaware limited liability company organized on July 07, 2022. It is 100% owned by the ("Member"), Jiandong Xu. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on August 25, 2023. The Company is approved to engage in financial advisory services in mergers and acquisition and private placements of securities.

   The Company did not generate any revenues for the period from August 25, 2023 (commencement of operations) through December 31, 2023 and has negative cash flows from operations at December 31, 2023. The Member has evaluated the Company's ability to meet its obligations and has agreed to provide funding and other financial support to the Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements. The Member expects the Company to continue as a going concern and as such these financial statements have been prepared on a going concern basis.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**

   These financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

   **Use of Estimates**

   The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   **Cash**

   Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2023, the Company's cash deposits did not exceed FDIC limits.

   **Accounts Receivable**

   Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. There were no accounts receivable outstanding at December 31, 2023.

   **Allowance for Credit Losses**

   The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and

3

---

### 2. Summary of Significant Accounting Policies (continued)

circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the period from August 25, 2023 (commencement of operations) through December 31, 2023.

### Accounts payable and accrued expenses

The Company records expenses in the period in which they are incurred.

### Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

### Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right-of-use asset ("ROU") is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

# AIME Capital Markets LLC

Notes to Financial Condition
For the period from August 25, 2023 (commencement of operations) through
December 31, 2023

3. **Leases**

ROU Assets represents the Company`s right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company`s lease obligation to make payment arising from the leases. The lease liabilities are based on the present value of fixed lease payment over the lease term using the implicit lease interest rate or when unknown, the Company`s incremental borrowing rate on the lease commence date. The rate implicit in the lease is not readily determinable and we therefore used our incremental borrowing rate to determine the initial value of the right of use and lease liabilities was 8.2%.

The Company entered into a 13-months lease at the premises located in New York, which expires on October 31, 2024.

As of December 31, 2023, the Company had operating lease right of use assets and lease liability of $19,268.

Future minimum lease payments under this lease are as follow:

| | |
|---|---|
| 2024 | 20,000 |
| **Total undiscounted future non cancellable minimum lease payments** | **20,000** |
| Less - imputed interest | 732 |
| **Present value of lease liabilities** | **19,268** |
| Weighted average lease term in years | 0.77 |

4. **Regulatory Requirements**

The Company is a registered broker-dealer and is therefore subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" as defined, and a ratio of aggregate indebtedness to net capital not to exceed. At December 31, 2023, the Company's net capital amounted to $137,786 which was $132,786 in excess of its minimum net capital requirement of $5,000. At December 31, 2023, the percentage of "Aggregate Indebtedness" to "Net Capital" was 8.60%.

5. **Commitments & Contingencies**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date this financial statement is available to be issued, there are no litigation claims against the Company for the period from August 25, 2023 (commencement of operations) through December 31, 2023 that would have a material impact on the financial condition of the Company.

6. **Subsequent Events**

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements.